UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                   Zones, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   624906 10 3
                                 (CUSIP Number)

                                 Firoz H. Lalji
                         1102 15th Street SW, Suite 102
                                Auburn, WA 98001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2003
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []


                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



----------------------------------------------------------------------------------------------------------------------
CUSIP No.  624906 10 3
----------------------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                  Firoz H. Lalji
          I.R.S Identification Nos. of above persons (entities only).

--------- ------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                              (a) [   ]
                                                                                                           (b) [   ]
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- ------------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                  PF, OO
--------- ------------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                      []
--------- ------------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                                Canada
--------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    Sole Voting Power                                                                 0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------ ------ --------------------------------------------------------------------------------------
                           8    Shared Voting Power                                                       7,051,700
------------------------ ------ --------------------------------------------------------------------------------------
                           9    Sole Dispositive Power                                                            0
------------------------ ------ --------------------------------------------------------------------------------------
                          10    Shared Dispositive Power                                                  7,051,700
------------------------ ------ --------------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                    7,051,700*
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                 49.9%**
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* Consisting of (i) 6,252,860 shares of Common Stock of the Issuer held in a joint account by Firoz Lalji and his wife, Najma Lalji, (ii) 130,140 shares of Common Stock held in a custodial account for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iii) 56,200 shares of Common Stock held in trust for the benefit of Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iv) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options, (v) 87,500 shares of Common Stock held in Firoz Lalji's IRA and (vi) 37,500 shares of Common Stock held in Najma Lalji's IRA.
** The calculation is based on a total of 14,141,871 shares of Common Stock consisting of (i) 13,654,371 shares of Common Stock outstanding as of August 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on August 14, 2003, and (ii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options.


                                  Page 2 of 6 Pages




----------------------------------------------------------------------------------------------------------------------
CUSIP No.  624906 10 3
----------------------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                     Najma Lalji
          I.R.S Identification Nos. of above persons (entities only).

--------- ------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [  ]
                                                                                                            (b) [  ]
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- ------------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                  PF, OO
--------- ------------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                      []
--------- ------------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                                Canada
--------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    Sole Voting Power                                                                 0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------ ------ --------------------------------------------------------------------------------------
                           8    Shared Voting Power                                                       7,051,700
------------------------ ------ --------------------------------------------------------------------------------------
                           9    Sole Dispositive Power                                                            0
------------------------ ------ --------------------------------------------------------------------------------------
                          10    Shared Dispositive Power                                                  7,051,700
------------------------ ------ --------------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                    7,051,700*
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                 49.9%**
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* Consisting of (i) 6,252,860 shares of Common Stock of the Issuer held in a joint account by Firoz Lalji and his wife, Najma Lalji, (ii) 130,140 shares of Common Stock held in a custodial account for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iii) 56,200 shares of Common Stock held in trust for the benefit of Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iv) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options, (v) 87,500 shares of Common Stock held in Firoz Lalji's IRA and (vi) 37,500 shares of Common Stock held in Najma Lalji's IRA.
** The calculation is based on a total of 14,141,871 shares of Common Stock consisting of (i) 13,654,371 shares of Common Stock outstanding as of August 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on August 14, 2003, and (ii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options.

                                  Page 3 of 6 Pages

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by the reporting persons on May 29, 2003.

Item 1.  Security and Issuer

         This statement relates to shares of Common Stock, without par value ("Common Stock"), of Zones, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1102 15th Street SW, Suite 102, Auburn, WA 98001.

Item 2.  Identity and Background

         (a)-(c) Firoz H. Lalji is the Chairman and Chief Executive Officer of the Issuer. His business address is 1102 15th Street SW, Suite 102, Auburn, WA 98001. Najma Lalji is the wife of Firoz Lalji. Mrs. Lalji is a homemaker. Her business address is c/o Firoz H. Lalji, Zones, Inc., 1102 15th Street SW, Suite 102, Auburn, WA 98001.

         (d) During the last five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) Firoz Lalji and Najma Lalji are citizens of Canada and permanent residents of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The shares of Common Stock beneficially owned by Firoz and Najma Lalji were acquired either by Firoz Lalji as a founder of the Issuer, as compensation for Firoz Lalji's services to the Issuer or through open market purchases or private transactions using personal funds. On May 30, 2002, Firoz and Najma Lalji purchased 1,651,000 shares of Common Stock at $1.60 per share in a private transaction. 130,140 of these shares were purchased through a custodial account for the benefit of Firoz and Najma Lalji's minor daughter. Firoz and Najma Lalji used personal funds to effectuate this purchase.

Item 4.  Purpose of Transaction

         On May 20, 2003, Firoz Lalji presented to the Issuer's Board of Directors a written proposal on behalf of himself and other affiliated investors to acquire all the outstanding Common Stock not owned by them at a price of $1.00 per share (the "May Acquisition Proposal"). On September 9, 2003, Firoz Lalji delivered to the independent special committee of the Issuer's Board of Directors a letter withdrawing the May Acquisition Proposal, and the Issuer issued a press release announcing such withdrawal (a copy of which is attached as Exhibit 3 hereto). The reporting persons have agreed that the Joint Filing Agreement dated May 28, 2003 relating to the Schedule 13D filed on May 29, 2003 and amendments thereto terminates on the filing of this Amendment. Accordingly, of the reporting persons who originally filed the Schedule 13D to which this Amendment relates, immediately following the filing of this Amendment only Mr. and Mrs. Lalji will remain subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended.

         Subject to market conditions, trading window and other restrictions of the Issuer's insider trading policy, and such other considerations as they deem relevant, Mr. and Mrs. Lalji may, from time to time, purchase additional shares of the Issuer's Common Stock in the open market or in private transactions at such times and at such prices as they find attractive. Mr. and Mrs. Lalji reserve the right to dispose of shares of the Issuer's Common Stock from time to time. Except as set forth above, Mr. and Mrs. Lalji do not have any intention to engage in any of the transactions described in paragraphs (a) - (j) of Item 4 of
Schedule 13D. Mr. and Mrs. Lalji reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

                                  Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer

         (a) Firoz and Najma Lalji beneficially own 7,051,700 shares of Common Stock, which includes 487,500 shares are the subject of currently exercisable stock options issued to Firoz Lalji, 130,140 shares of Common Stock held in a custodial account for the benefit of Firoz and Najma Lalji's minor daughter, of which Firoz and Najma Lalji disclaim beneficial ownership, 56,200 shares of Common Stock held in trust for the benefit of Natasha Lalji, of which Mr. and Mrs. Lalji disclaim beneficial ownership, 87,500 shares of Common Stock held in Firoz Lalji's IRA and 37,500 shares of Common Stock held in Najma Lalji's IRA. Assuming the exercise of Firoz Lalji's options, such shares represent approximately 49.9% of the outstanding shares of Common Stock (as adjusted to reflect the exercise of his options, but not options held by any other person). Firoz and Najma Lalji disclaim beneficial ownership of the shares of Common Stock owned by the other reporting persons. Each of Jack Benaroya and John Carleton disclaims beneficial ownership of the shares of Common Stock owned by the other reporting persons.

         The calculations included herein are based on a total of 14,141,871 shares of Common Stock consisting of (i) 13,654,371 shares of Common Stock outstanding as of August 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on August 14, 2003, and (ii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options. As used herein, references to "currently exercisable stock options" and words of similar import refer to stock options that are exercisable on the date of this filing and those that become exercisable within 60 days from the date of this filing.

         (b) Firoz and Najma Lalji have shared voting power and power of disposition over the 7,051,700 shares of Common Stock that they beneficially own, except for the 56,200 shares of Common Stock held in trust for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji.

         (c) No transactions in the shares of Common Stock have been effected by the reporting persons during the past 60 days.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the extent that the reporting persons had any agreements or understandings related to the proposal for acquisition of the Issuer's Common Stock, such agreements and understandings are no longer in effect. As noted in
Item 4 above, the reporting persons have agreed that the Joint Filing Agreement dated May 28, 2003 relating to the Schedule 13D filed on May 29, 2003 and amendments thereto terminates on the filing of this Amendment. Except for the Joint Filing Agreement, none of the reporting persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

       Exhibit No.           Description

           1. Letter dated May 20, 2003, from Firoz H. Lalji to the Board of Directors of Zones, Inc. *

           2. Joint Filing Agreement dated as of May 28, 2003, by and among Firoz H. Lalji, Najma Lalji, Jack A. Benaroya and John T. Carleton *

           3.                Press Release dated September 9, 2003 **


* Filed with original Schedule 13D on May 29, 2003.
** Incorporated by reference from exhibit 99.1 to the Issuer's Form 8-K filed on September 9, 2003 (File No. 000-28488).

                                  Page 5 of 6 Pages

                                                              Signatures
         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2003                                 /s/ Firoz H. Lalji
                                                           ------------------
                                                           Firoz H. Lalji

                                                           /s/ Najma Lalji
                                                           ------------------
                                                           Najma Lalji

                                                           /s/ Jack A. Benaroya
                                                           --------------------
                                                           Jack A. Benaroya

                                                           /s/ John T. Carleton
                                                           --------------------
                                                           John T. Carleton


                                  Page 6 of 6 Pages